SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 5th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Exhibit 99.1
Exhibit 99.2

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated April 5th, 2007

SCOR
(Registrant)

By:	/s/ MARCEL KAHN

Marcel Kahn,
Chief Financial Officer

Exhibit 99.1
04 April, 2007
The SCOR group records an increase of 92% in its net income to EUR 252 million before “badwill”
linked to the acquisition of Revios, and an increase of 134% in its net income to EUR 306 million after “badwill”
2006 Annual Results*
• Gross written premiums: EUR 2,935 million (+ 22% compared to 2005)**
• Non-Life gross written premiums: EUR 1,754 million (+27%)
• Life gross written premiums before taking into account pro rata Revios business*: EUR 1,040 million (+2%)
• Life gross written premiums after taking into account pro rata Revios business*: EUR 1,181 million (+15%)
• Operating income: EUR 409 million (+ 69%)
• Net income after tax before “badwill” linked to the acquisition of Revios: EUR 252 million (+ 92%)
• “Badwill”(the difference between the acquisition price of Revios and its corrected net book assets): EUR 54 million
• Net income after tax and “badwill” linked to the acquisition of Revios: EUR 306 million (+ 134%)
• Shareholders’ equity at 31 December 2006: EUR 2,253 million (+ 31%)
• Return on Weighted Average Equity (RoE) for 2006: 14.1% before “badwill” linked to the acquisition of Revios, 16.9% after “badwill” linked to the acquisition of Revios, compared to 8.6% in 2005
• Proposed dividend of EUR 0.8 per share, subject to approval by the General Shareholders’ Meeting, representing a dividend distribution rate before “badwill” linked to the acquisition of Revios of 37.5% (36.5%)
• Net income per new share: EUR 2.59 (+ 73%) before “badwill” linked to the acquisition of Revios and EUR 3.17 (+ 114%) after “badwill” linked to the acquisition of Revios
• Book value per new share: EUR 19.42 (+ 8%)
Results by line of business
• Combined ratio for Non-Life reinsurance business of 96.4% (106.5%)
• Margin on net earned premiums for Life reinsurance: 7.5% before taking into account the pro rata Revios results* (8.2%), and 7.5% after taking into account the pro rata Revios results*, excluding Revios restructuring costs
• Investment income: EUR 498 million (+8%)
• Return on Investment (RoI): 4.6% in 2006 (4.3%)
Significant events
• The Group had an excellent year in 2006. The Group’s 2006 annual results have exceeded EUR 300 million and the Return on Equity for the year has reached 16.9%. All of the Group’s business units have contributed to these results, thanks to their operational performance.
• The acquisition of Revios on 21 November 2006 for EUR 605 million and the creation of SCOR Global Life, 5th largest reinsurer in the world.
• The success of the EUR 350 million subordinated debt issue of 19 July 2006 and the success of the EUR 377 million capital increase of 12 December 2006 (subscription rate of 348%) as part of the acquisition of Revios.

(*): these results take account of the acquisition of Revios on 21 November 2006, which is notably demonstrated by the following:
—	Difference between the acquisition price of Revios and its corrected net book assets (“badwill”) of + EUR 54 million.

—	Integration of the pro rata Revios results as of 21 November 2006

—	Integration of the entire Revios balance sheet at 31 December 2006
(**): all comparisons in parentheses are to 2005

The SCOR Board meeting of 3 April 2007, chaired by Denis Kessler, closed the accounts at 31 December 2006.
1. SCOR’s profitability in 2006 is very high
Gross written premiums for 2006 stand at EUR 2,935 million, up 22% at current exchange rates compared to 2005.
Operating income for 2006 is EUR 409 million, up 69% compared to 2005 (EUR 242 million). Non-Life operating income stands at of EUR 331 million and Life operating income stands at EUR 84 million before taking into account Revios restructuring costs of EUR 6 million.
Net income after tax for 2006 is EUR 306 million, compared to EUR 131 million for 2005, representing an increase of 134%.
Net income after tax takes account of the acquisition of Revios on 21 November 2006, which can notably be seen in the “badwill” of EUR +54 million. This “badwill” reflects the fact that the acquisition cost of Revios was lower than the value of Revios on the day of its integration into SCOR’s accounts on 21 November 2006.
Net income after tax for 2006 excluding “badwill” linked to the acquisition of Revios stands at EUR 252 million, up 92% compared to 2005. This result demonstrates the excellent technical performance of Non-Life reinsurance operations following some very dynamic renewals in 2006, along with the strict underwriting policy in place since 2003 and the upgrade of the Group’s rating. This result has also benefited from the solidity of the Life reinsurance technical results and the highly satisfactory improvement in asset management profitability.
Group shareholders’ equity amounts to EUR 2,253 million at 31 December 2006, compared to EUR 1,719 million at 31 December 2005, representing an increase of 31%. The sharp increase in shareholders’ equity is mainly due to the level of the 2006 results and to the EUR 377 million capital increase conducted on 12 December 2006. Long-term capital, which includes shareholders’ equity and the Group’s long-term debts, amounts to EUR 3,304 million.
Return on weighted average equity (RoE) for 2006 before “badwill” linked to the acquisition of Revios is 14.1%. After “badwill” linked to the acquisition of Revios, RoE reaches 16.9%.
Group operating cash flow for 2006 amounts to EUR +158 million. It stands at EUR +236 million excluding the effect of commutations carried out in the sum of EUR 78 million, mainly on the American Non-Life reinsurance portfolio.
Net liabilities relating to contracts, which include technical reserves for insurance contracts as well as liabilities relating to financial contracts net of retrocessions, reach EUR 12,703 million at 31 December 2006, compared to EUR 8,758 million at 31 December 2005. This variation of EUR +3,946 million (+45%) in terms of net liabilities relating to contracts is mainly due to the integration of Revios.
Excluding the impact of Revios:
•	Net liabilities relating to Life and Non-Life contracts stand at EUR 8,565 million, down 2%;

•	At constant exchange rates, net liabilities relating to Life and Non-Life contracts are up by 2%;

•	Reserves relating to Discontinued Business in the United States and to CRP are down by 33% at current exchange rates and by 25% at constant exchange rates;

•	At constant exchange rates, excluding Discontinued Business in the United States and excluding CRP, Non-Life reserves are up by 6%.
Group overheads amount to EUR 202 million for 2006 (EUR 6 million of which represent the pro rata Revios results), representing an increase of 1% compared to 2005. On a like-for-like basis, SCOR’s overheads amount to EUR 196 million, down 2% compared to 2005. The Group’s cost ratio has improved significantly at 6.9%, compared to 8.3% in 2005.
Tax costs in 2006 stand at EUR 95 million, compared to EUR 54 million in 2005. Note that the “badwill” of EUR 54 million linked to the acquisition of Revios is calculated net of taxes. Moreover, SCOR’s return to sustainable profitability has enabled the Group to write back EUR 6 million from reserves for amortization of its deferred tax assets in France. This factor plus the improved contribution of SCOR US in 2006 have helped to lower the Group’s tax level to 27% before “badwill” and to 24% after “badwill” in 2006.
2. Results by line of business
2.1. In Non-Life reinsurance (Treaty, Business Solutions and Specialties), premium income reaches EUR 1,754 million in 2006, up 27% compared to 2005.
The combined ratio for Non-Life reinsurance business stands at 96.4% for 2006 compared to 106.5% in 2005. Excluding CRP, a run-off subsidiary, the combined ratio for 2006 is 95.8%.
Operating income for Non-Life reinsurance business in 2006 is up by 107% to EUR 331 million, compared to EUR 160 million in 2005. This result is partly due to a relatively mild claims experience for natural and industrial catastrophes. Nevertheless, as the Group indicated at the beginning of 2006, certain fluctuations in claims experience – for example in serious bodily injury in France – have necessitated adjustments in the technical reserves. In this context, the very satisfactory level of the combined ratio is mainly due to the impact of a strict underwriting policy in place since mid 2002 and to the quality of SCOR Global P&C’s positioning on the various worldwide markets and lines of business on which the Group operates.

2.2. Gross written premiums in Life reinsurance reach EUR 1,181 million for 2006, compared to EUR 1,024 millions in 2005. On a comparable basis (excluding the EUR 140 million impact of Revios for the period from 21 November to 31 December 2006), gross written premiums in Life reinsurance reach EUR 1,040 million for 2006, compared to EUR 1,024 million in 2005, representing an increase of 2%.
Operating income for Life reinsurance business reaches EUR 75 million before taking into account the pro rata Revios results, compared to EUR 83 million in 2005, representing a decrease of 10%. This development is mainly due to an unfavourable exchange rate impact – which does not constitute an actual realised loss – of EUR 11 million, notably caused by currencies on the Asian markets where SCOR has a strong commercial position (i.e. Korea and Japan). Operating income for Life reinsurance business reaches EUR 84 million taking into account the pro rata Revios results, but excluding Revios restructuring costs.
3. The Group’s asset management activities have made a satisfactory contribution to net income
Investment income for 2006 stands at EUR 498 million, compared to EUR 460 million in 2005, representing an increase of 8%. This result demonstrates the efficient management of the bond portfolio, along with the active optimisation of the Group’s cash and equivalents and the high performance of the share portfolio.
Investment income for 2006 is distributed as follows: EUR 381 million in income from investments (compared to EUR 322 million in 2005), EUR 98 million in capital gains and losses from disposals net of depreciation (compared to EUR 91 million for 2005), EUR 34 million in changes in fair value (compared to EUR +39 million for 2005) and EUR -15 million in exchange rate fluctuations (compared to EUR +8 million for 2005), mainly in Life reinsurance. The Group’s policy is not to cover exposure to exchange rate risks with regard to its net situation (linked to the net assets of its subsidiaries denominated in foreign currencies) but rather to cover the exposure of its results to the risk of foreign currency fluctuations (linked to the differences between assets and liabilities denominated in the same currency), however this consistency cannot be totally guaranteed between operational fluctuations and instruments of cover.
At 31 December 2006, investments reach EUR 14,001 million compared to EUR 9,635 million at 31 December 2005. This increase is mainly due to the integration of Revios assets (EUR 4,529 million) into the SCOR accounts at 31 December 2005. Investments at 31 December 2006 are distributed as follows: bonds (45.8%), cash and equivalents (6.0%), cash deposits, loans and receivables (39.3%), shares (6.9%) and real estate (2.0%).
************
Denis Kessler, Chairman and Chief Executive Officer, said:
“The Group had an excellent year in 2006. The Group’s 2006 annual results have exceeded EUR 300 million and Return on Equity has reached 16.9%. All of the Group’s business units have contributed to these results, thanks to their operational performance. Non-Life reinsurance has seen a year marked by strong growth in underwriting (+27%) and a combined ratio of 96.4%, demonstrated both the quality of the underwriting involved and the mildness of the year in natural catastrophe terms. Life reinsurance has seen significant growth outside the United States of around 4%, but has decreased in the United States due to the late revision of our rating. Life reinsurance business shows a global increased profit on utilised capital, with the margin on net earned premiums reaching 7.5%. Finally, the acquisition of Revios – which took effect on 21 November 2006 – has resulted in “badwill” net of taxes in the sum of EUR 54 million.
The SCOR group, which has been refocused, restructured and reinvigorated, has fulfilled all of the objectives set in 2004 as part of the Moving Forward plan, in terms of both solvency and profitability. It has demonstrated the pertinence of its strategic choices, proved the depth of its business franchise, illustrated the importance it places on the active management of the risks it carries, strengthened the level of security it offers to its clients, controlled its costs and improved its operating performance.
The combination of SCOR and Converium rests on the conviction that such a project represents a unique strategic opportunity to create the fifth largest multi-line reinsurer in the world. This combination is based on very solid industrial, economic and financial foundations, working in the best interests of the shareholders, clients and employees of the two companies. This project will be pursued with determination and a spirit of openness. A new plan covering the period from mid 2007 to mid 2010, called “Dynamic Lift”, has been launched. This plan demonstrates the full commitment of SCOR’s management, supported by the Board of Directors, to create more shareholder value whilst strictly adhering to the prudent principles used in both Group underwriting and asset management”.

Consolidated key figures under IFRS

In EUR millions	31 December	31 December
(at current exchange rates)	2005	2006	Variation

Gross written premiums	2,407	2,935	+ 22%
Net earned premiums	2,286	2,643	+ 16%
Operating income	242	409	+ 69%
Net income after tax	131	306	+ 134%

In EUR millions	31 December	31 December
(at current exchange rates)	2005	2006	Variation

Net liabilities relating to contracts	8,758	12,703	+ 45%
Investments	9,635	14,001	+ 45%
Shareholders’ Equity	1,719	2,253	+ 31%

	31 December	31 December
In EUR	2005	2006	Variation

Net income per share (1)	1.48	3.17	+ 114%
Net Book value per share (2)	17.92	19.42	+ 8%
Share yield (3)	2.7%	3.6%	+ 33%

(1)	Net income per share: calculated pro rata of the number of shares in circulation over the year

(2)	Net Book value per share is calculated as at 31 December based on the number of shares in circulation on this date

(3)	(Dividend paid in year 2) / (price at closing in year 1)
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.

Exhibit 99.2
04 April, 2007
SCOR announces it plans to deregister from the NYSE
and to apply for a secondary listing on the Swiss Exchange
On April 3, 2007, the Board of Directors of SCOR adopted a resolution to seek the delisting of its American Depositary Shares representing Ordinary Shares from the NYSE and their deregistration pursuant the U.S. Securities and Exchange Commission’s newly adopted rules on deregistration applicable to foreign private issuers when that rule becomes effective. SCOR currently expects the delisting and deregistration to become effective during June 2007.
In addition, during the same meeting, the SCOR Board of Directors decided to apply for a secondary listing for SCOR on the SWX Swiss Exchange upon consummation of the public tender offer for all publicly held registered shares of Converium Holding AG.
*
*  *
2007 Communications Timetable

Extraordinary General Meeting	26 April 2007
2007 1st quarter Results and General Meeting	24 May 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events, trends, projects or objectives, based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements are identified in particular by words or phrases such as “anticipate”, “assume”,“believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding some risks and uncertainties is set forth in the current financial report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are asked not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or any other circumstance.